File No. 1-12859

                        SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.

                                    FORM U-3A-2

               Statement by Holding Company Claiming Exemption Under
                      Rule U-3A-2 from the Provisions of the
                    Public Utility Holding Company Act of 1935


                                CTG RESOURCES, INC.

   hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

               1.(a).  Claimant Information.

               Name of Claimant: The claimant's name is CTG Resources, Inc. ("CTG").

               State of Organization: CTG is incorporated under the laws of the State of Connecticut.

               Location and Nature of Business: CTG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CTG is the holding company for Connecticut Natural Gas Corporation ("CNG") and The Energy Network, Inc. ("TEN") and, indirectly, for their several subsidiaries. CNG, TEN and their subsidiaries are described in Section 1.(b). The business of CTG consists of owning the common stock of its two subsidiaries, CNG and TEN, and of raising capital to meet the needs of CNG, TEN and their subsidiaries. CTG is not an operating company.

               1.(b)  Subsidiary Information.

                     (i)  Name of Subsidiary:  Connecticut Natural Gas
   Corporation.

                           State of Organization: CNG is incorporated under the laws of the State of Connecticut.





                           Location and Nature of Business: CNG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CNG is a public utility gas company under the jurisdiction of the Connecticut Department of Public Utility Control. It is a wholly-owned subsidiary of CTG. The principal business of CNG is the distribution, transportation and sale of natural gas in Hartford and twenty (20) other cities and towns in central Connecticut and in Greenwich, Connecticut.

                     (ii)  Name of Subsidiary:  The Energy Network, Inc.
   ("TEN").

                           State of Organization: TEN is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: TEN's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CTG. TEN owns and operates a district heating and cooling system serving a number of large buildings in the Capitol Area of Hartford, Connecticut and offers energy equipment rentals to residential customers throughout Connecticut. In addition, TEN is the parent company of several subsidiaries that are also engaged in unregulated, energy-related activities, as described in sections (iv) through (vii) below. TEN is not a public utility company.

                     (iii) Name of Subsidiary:  CNG Realty Corp. ("CNGR").

                            State of Organization:  CNGR is incorporated under
   the laws of the State of Connecticut.

                            Location and Nature of Business:  CNGR's principal
   place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CNG. CNGR is a single-purpose corporation that owns CNG's Operating and Administrative Center at 100 Columbus Boulevard (the "Property"), including the 7-acre site and the buildings thereon. CNGR engages in no other business activity.

                     (iv)  Name of Subsidiary:  ENServe Corporation
   ("ENServe").

                            State of Organization:  ENServe is incorporated
   under the laws of the State of Connecticut.

                            Location and Nature of Business:  Through
   September 1997, ENServe's principal place of business was located at 400 Ledyard Street, Hartford, Connecticut. ENServe's executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. ENServe is a wholly-owned subsidiary of TEN. Through September 1997, it offered energy management services to residential, commercial and industrial customers throughout Connecticut. The operating assets of ENServe were sold in October 1997. ENServe is currently in the process of winding up its operations.











                     (v)  Name of Subsidiary:  TEN Transmission Company.

                           State of Organization: TEN Transmission Company is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: TEN Transmission Company's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. TEN Transmission Company owns a 4.87 percent share of the Iroquois Gas Transmission System Partnership, which owns a natural gas pipeline that delivers Canadian natural gas into New York State and Southern New England.

                     (vi) Name of Subsidiary:  The Hartford Steam Company
   ("HSC").
                           State of Organization: HSC is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: HSC's principal place of business is located at 60 Columbus Boulevard, Hartford, Connecticut. HSC's executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. HSC, which is a wholly-owned subsidiary of TEN, owns and operates a district heating and cooling system serving a number of large buildings in central Hartford, Connecticut.

                     (vii) Name of Subsidiary:  ENI Gas Services, Inc.
   ("ENIGas").

                            State of Organization:  ENIGas is incorporated
   under the laws of the State of Connecticut.

                            Location and Nature of Business:  ENIGas's
   principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. ENIGas owns a one-half interest in KBC Energy Services Partnership, which markets natural gas supplies and energy management services to commercial and industrial end-users, primarily in New England.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               2.(a) Claimant Information: CTG has no properties other than the ownership of all of the common stock of CNG and of TEN.






               2.(b) CNG - Subsidiary Public Utility Company Information: A major portion of CNG's physical assets consists of gas distribution facilities. As of December 31, 1997, CNG owned approximately 1,874 miles of distribution mains, 111,364 service units and 150,643 meters-in-field for customer use, all located in Connecticut. CNG owns a liquified natural gas plant in Rocky Hill, Connecticut. CNG does not own any producing fields, gas manufacturing plants or pipelines which deliver or receive gas at the border of the State of Connecticut. CNG has contracted for storage service under which gas available during the warmer months of the year is stored underground, out-of-state, for use during the colder winter months of the year and for balancing throughout the year.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         During the last calendar year, only CNG has been an operating public utility company, and, therefore, the information that follows relates to it alone.

               (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               Answer:  40,313,122 Mcf.

               (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               Answer: 591,392 Mcf. (This responses excludes 648,971 Mcf of gas sold to electric utilities and 2,188,350 Mcf of gas sold to cogenerators.)

               (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               Answer: 9,171,873 Mcf. (This response includes 648,971 Mcf of gas sold to electric utilities and 2,188,350 Mcf of gas sold to cogenerators.)
               (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               Answer:  49,484,995 Mcf.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         CTG holds no direct or indirect interest in an EWG or a foreign utility company; therefore, the answers to (a) through (e) below are "None."











               (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                                    EXHIBIT B
                             Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

   Item No.  Caption Heading

   1           Total Assets

   2           Total Operating Revenues

   3           Net Income





         Attached as Exhibit B is a Financial Data Schedule which sets forth
   1) Total Assets, 2) Total Operating Revenues and 3) Net Income applicable to CTG and its subsidiaries as of the close of the last calendar year.

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign company to associate companies in the holding-company system.

         Not applicable.



         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.


                                       CTG RESOURCES, INC.



                                       By  S/ Arthur C. Marquardt
                                         ----------------------------
                                         Arthur C. Marquardt
                                         President and Chief Executive Officer


   Corporate Seal

   Attest:


   S/ Reginald L. Babcock
   -----------------------------
   (Name) Reginald L. Babcock
   (Title)  Vice President, General Counsel
               and Secretary


   Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


   Reginald L. Babcock
   Vice President, General Counsel
     and Secretary
   CTG Resources, Inc., P.O. Box 1500,
   Hartford, CT 06144-1500






                                                                  CTG RESOURCES, INC.
                                                           CONSOLIDATING INCOME STATEMENT
                                                                  DECEMBER 31, 1997
                                                                     (UNAUDITED)

                                                                      EXHIBIT A


                                   CONNECTICUT      CNG        THE ENERGY       THE         ENI GAS                       TEN
                                   NATURAL GAS     REALTY       NETWORK,     HARTFORD      SERVICES                   TRANSMISSION
ACCOUNT DESCRIPTION                CORPORATION      CO.           INC.       STEAM CO.       INC.         ENSERVE       COMPANY

Operating Revenues                  $  289,114   $    1,673    $    5,666   $   14,917     $        -   $    2,095      $        -
Less:  Cost of Energy                  161,506            -             -            -              -            -               -
       State Gross Receipts Tax         10,490            -             -          516              -            -               -
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
Operating Margin                       117,118        1,673         5,666       14,401              -        2,095               -
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------

Operating Expenses:
   Operations & maintenance
      expenses                          51,316            -         4,384        9,238             17        2,687              87
   Depreciation                         15,708          600           794        1,342              -           32               -
   Income taxes                         16,557            -          (125)       1,121            (43)        (309)            (36)
   Other taxes                           6,249            -           178        1,053              -          120               -
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
                                        89,830          600         5,231       12,754            (26)       2,530              51
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
Operating Income                        27,288        1,073           435        1,647             26         (435)            (51)
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
Other Income (Deductions):
   Allowance for equity funds used
     during construction                   125            -             -            -              -            -               -
   Equity in partnership earnings          445            -         1,835            -           (102)           -           2,745
   Other income (deductions)              (157            -           304           16            (40)         153          (1,148)
   Income Taxes                              -            -             -            -              -            -               -
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
                                           413            -         2,139           16           (142)         153           1,597
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
Interest and Debt Expense               11,319        1,073         1,189           66              -           40               -
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
Net Income                              16,382            -         1,385        1,597           (116)        (322)          1,546
Less-Dividends on Preferred Stock           61            -             -            -              -            -               -
                                    ----------   ----------    ----------   ----------     ----------   ----------      ----------
Net Income Applicable to Common
  Stock                             $   16,321   $        -    $    1,385   $    1,597     $     (116)  $     (322)     $    1,546
                                    ==========   ==========    ==========   ==========     ==========   ==========      ==========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                               CTG RESOURCES, INC.
                                   CONSOLIDATING INCOME STATEMENT (CONCLUDED)
                                                DECEMBER 31, 1997
                                                   (UNAUDITED)

                                                    EXHIBIT A


                                                  CTG                ADJUSTMENTS/            CONSOLIDATED
                                            RESOURCES, INC.          ELIMINATIONS           CTG RESOURCES,
     ACCOUNT DESCRIPTION                     (HOLDING CO.)        DEBIT         CREDIT           INC.
     Operating Revenues                           $        -     $        -    $   (4,773)       $  308,692
     Less:  Cost of Energy                                 -          6,465             -           167,971
            State Gross Receipts Tax                       -              -             -            11,006
                                                  ----------     ----------    ----------        ----------
     Operating Margin                                      -         (6,465)       (4,773)          129,715
                                                  ----------     ----------    ----------        ----------

     Operating Expenses:
        Operations & maintenance expenses                  -              -       (11,229)           56,500
        Depreciation                                       -              -           (15)           18,461
        Income taxes                                       -             54             -            17,219
        Other taxes                                        -              -             -             7,600
                                                  ----------     ----------    ----------        ----------
                                                           -             54       (11,244)           99,780
                                                  ----------     ----------    ----------        ----------
     Operating Income                                      -         (6,519)        6,471            29,935
                                                  ----------     ----------    ----------        ----------
     Other Income (Deductions):
        Allowance for equity funds used
          during construction                              -              -             -               125
        Equity in partnership earnings                 5,746          7,736             -             2,933
        Other income (deductions)                          -            891             -                19
        Income Taxes                                       -              -          (923)             (923)
                                                  ----------     ----------    ----------        ----------
                                                       5,746          8,627          (923)            2,154
                                                  ----------     ----------    ----------        ----------
     Interest and Debt Expense                             -              -           (80)           13,607
                                                  ----------     ----------    ----------        ----------
     Net Income                                        5,746          2,108         5,628            18,482
     Less-Dividends on Preferred Stock                     -              -             -                61
                                                  ----------     ----------    ----------        ----------
     Net Income Applicable to Common Stock        $    5,746     $    2,108    $    5,628        $   18,421
                                                  ==========     ==========    ==========        ==========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                            CTG RESOURCES, INC.
                                                        CONSOLIDATING BALANCE SHEET
                                                            AT DECEMBER 31, 1997
                                                                (UNAUDITED)
                                                                 EXHIBIT A

                                            CONNECTICUT      CNG     THE ENERGY      THE      ENI GAS                    TEN
                                            NATURAL GAS    REALTY     NETWORK,    HARTFORD    SERVICES               TRANSMISSION
ACCOUNT DESCRIPTION                         CORPORATION      CO.        INC.      STEAM CO.     INC.      ENSERVE      COMPANY

ASSETS
------
Plant and Equipment:
   Regulated energy                           $ 409,040   $  17,875   $       -   $       -   $       -   $       -     $       -
   Unregulated energy                                 -           -      19,074      42,607           -           -             -
   Construction work in progress                  7,992           -          83           -           -           -             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                417,032      17,875      19,157      42,607           -           -             -
   Less-Allowance for depreciation              139,887       5,067       5,650      15,468           -           -             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                277,145      12,808      13,507      27,139           -           -             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------

Investments, at equity                                1           -      37,507           -         259           -         9,815
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
Current Assets:
   Cash and cash equivalents                      1,335           6        (891)      2,628          66         383             -
   Accounts and notes receivable                 42,799         703      53,367       2,130        (375)      1,216             -
   Allowance for doubtful accounts               (3,238)          -        (197)        (83)          -         (33)            -
   Accrued utility revenue                       20,313           -           -           -           -           -             -
   Inventories                                   14,206           -          49         159           -           -             -
   Prepaid expenses                               5,131           -          11          71           -           -             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                 80,546         709      52,339       4,905        (309)      1,566             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
Deferred Charges and Other Assets:
   Unrecovered future taxes                      37,177           -           -           -           -           -             -
   Recoverable transition costs                     464           -           -           -           -           -             -
   Other assets                                  19,993         756       1,925         256          13           -           593
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                 57,634         756       1,925         256          13           -           593
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                              $ 415,326   $  14,273   $ 105,278   $  32,300   $     (37)  $   1,566     $  10,408
                                              =========   =========   =========   =========   =========   =========     =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                            CTG RESOURCES, INC.
                                                  CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                                            AT DECEMBER 31, 1997
                                                                (UNAUDITED)
                                                                 EXHIBIT A

s>
                                            CONNECTICUT      CNG     THE ENERGY      THE      ENI GAS                    TEN
                                            NATURAL GAS    REALTY     NETWORK,    HARTFORD    SERVICES               TRANSMISSION
                                            CORPORATION      CO.        INC.      STEAM CO.     INC.      ENSERVE      COMPANY
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
   Common Stock                               $  33,233   $       1   $       2   $      62   $       1   $       1     $       1
   Capital in excess of par value                73,617           -      13,808       5,623         234       2,107         8,650
   Retained Earnings                             29,067           -      25,330      19,669        (228)       (980)          520
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                135,917           1      39,140      25,354           7       1,128         9,171
   Unearned compensation -
      Restricted stock awards                         -           -           -           -           -           -             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
      Common stock equity                       135,917           1      39,140      25,354           7       1,128         9,171
   Preferred stock, not subject to
      mandatory redemption                          883           -           -           -           -           -             -
   Long-term debt                               119,500      13,859      55,600           -           -           -             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                256,300      13,860      94,740      25,354           7       1,128         9,171
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
Current Liabilities:
   Current portion of long-term debt              2,500           -           -           -           -           -             -
   Notes payable                                 26,500           -       4,000           -           -           -             -
   Accounts payable and accrued expenses         32,350           5       1,917       1,589           -         323            15
   Refundable purchased gas costs                 5,616           -         (39)          -           -           -             -
   Accrued liabilities                            7,461         408         175         254         (76)        130            24
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                 74,427         413       6,053       1,843         (76)        453            39
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
Deferred Credits:
   Deferred income taxes                         34,904           -       4,485       5,053          32         (15)        1,198
   Unfunded deferred income taxes                37,177           -           -           -           -           -             -
   Investment tax credits                         2,927           -           -           -           -           -             -
   Refundable taxes                               3,491           -           -           -           -           -             -
   Other                                          6,100           -           -          50           -           -             -
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                                 84,599           -       4,485       5,103          32         (15)        1,198
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
   Commitments and Contingencies
                                              ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                              $ 415,326   $  14,273   $ 105,278   $  32,300   $     (37)  $   1,566     $  10,408
                                              =========   =========   =========   =========   =========   =========     =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                 CTG RESOURCES, INC.
                                       CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                                 AT DECEMBER 31, 1997
                                                     (UNAUDITED)
                                                      EXHIBIT A

                                                      CTG                 ADJUSTMENTS/            CONSOLIDATED
                                                RESOURCES, INC.           ELIMINATIONS           CTG RESOURCES,
     ACCOUNT DESCRIPTION                         (HOLDING CO.)       DEBIT           CREDIT           INC.


    ASSETS
     ------
     Plant and Equipment:
        Regulated energy                             $       -        $       -       $       -       $ 426,915
        Unregulated energy                                   -                -          (1,066)         60,615
        Construction work in progress                        -                -               -           8,075
                                                     ---------        ---------       ---------       ---------
                                                             -                -          (1,066)        495,605
        Less-Allowance for depreciation                      -              517               -         165,555
                                                     ---------        ---------       ---------       ---------
                                                             -              517          (1,066)        330,050
                                                     ---------        ---------       ---------       ---------

     Investments, at equity                            174,204                -        (210,668)         11,118
                                                     ---------        ---------       ---------       ---------
     Current Assets:
        Cash and cash equivalents                            -                -               -           3,527
        Accounts and notes receivable                    4,144                -         (58,643)         45,341
        Allowance for doubtful accounts                      -                -               -          (3,551)
        Accrued utility revenue                              -                -               -          20,313
        Inventories                                          -                -               -          14,414
        Prepaid expenses                                     -                -               -           5,213
                                                     ---------        ---------       ---------       ---------
                                                         4,144                -         (58,643)         85,257
                                                     ---------        ---------       ---------       ---------
     Deferred Charges and Other Assets:
        Unrecovered future taxes                             -                -               -          37,177
        Recoverable transition costs                         -                -               -             464
        Other assets                                         -                -            (839)         22,697
                                                     ---------        ---------       ---------       ---------
                                                             -                -            (839)         60,338
                                                     ---------        ---------       ---------       ---------
                                                     $ 178,348        $     517       $(271,216)      $ 486,763
                                                     =========        =========       =========       =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                 CTG RESOURCES, INC.
                                       CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                                 AT DECEMBER 31, 1997
                                                     (UNAUDITED)
                                                      EXHIBIT A

                                                      CTG                 ADJUSTMENTS/            CONSOLIDATED
                                                RESOURCES, INC.           ELIMINATIONS           CTG RESOURCES,
     ACCOUNT DESCRIPTION                         (HOLDING CO.)       DEBIT           CREDIT           INC.

     CAPITALIZATION AND LIABILITIES
    ------------------------------
    Capitalization:
        Common Stock                                 $  68,933        $  34,665       $       -       $  67,569
        Capital in excess of par value                    (525)         103,514               -               -
        Retained Earnings                               56,060           73,570               -          55,868
                                                     ---------        ---------       ---------       ---------
                                                       124,468          211,749               -         123,437
        Unearned compensation -
           Restricted stock awards                        (932)               -               -            (932)
                                                     ---------        ---------       ---------       ---------
           Common stock equity                         123,536          211,749               -         122,505
        Preferred stock, not subject to
           mandatory redemption                              -                -               -             883
        Long-term debt                                       -           (1,585)              -         187,374
                                                     ---------        ---------       ---------       ---------
                                                       123,536          213,334               -         310,762
                                                     ---------        ---------       ---------       ---------
     Current Liabilities:
        Current portion of long-term debt                    -                -          (1,585)          4,085
        Notes payable                                        -                -               -          30,500
        Accounts payable and accrued expenses           54,812           58,646               -          32,365
        Refundable purchased gas costs                       -                -               -           5,577
        Accrued liabilities                                  -              161               -           8,215
                                                     ---------        ---------       ---------       ---------
                                                        54,812           58,807          (1,585)         80,742
                                                     ---------        ---------       ---------       ---------
     Deferred Credits:
        Deferred income taxes                                -               15               -          45,642
        Unfunded deferred income taxes                       -                -               -          37,177
        Investment tax credits                               -                -               -           2,927
        Refundable taxes                                     -                -               -           3,491
        Other                                                -              128               -           6,022
                                                     ---------        ---------       ---------       ---------
                                                             -              143               -          95,259
                                                     ---------        ---------       ---------       ---------
        Commitments and Contingencies
                                                     ---------        ---------       ---------       ---------
                                                     $ 178,348        $ 272,284       $  (1,585)      $ 486,763
                                                     =========        =========       =========       =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                           CTG RESOURCES, INC.
                                         CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
                                                           AT DECEMBER 31, 1997
                                                               (UNAUDITED)
                                                                EXHIBIT A

                                         CONNECTICUT       CNG     THE ENERGY      THE       ENI GAS                   TEN
                                         NATURAL GAS     REALTY     NETWORK,    HARTFORD    SERVICES               TRANSMISSION
     ACCOUNT DESCRIPTION                 CORPORATION       CO.        INC.      STEAM CO.     INC.      ENSERVE      COMPANY

     Retained Earnings at 12/31/96        $   51,730   $        -  $   24,382  $   19,101  $     (112) $     (658)   $      517
     Net Income/(Loss)                        16,321            -       1,385       1,597        (116)       (322)        1,546
     Dividends Paid                          (13,609)           -      (1,523)     (1,029)          -           -        (1,543)
     Holding Company Reorganization          (25,375)           -       1,086           -           -           -             -
                                          ----------   ----------  ----------  ----------  ----------  ----------    ----------
     Retained Earnings at 12/31/97        $   29,067   $        -  $   25,330  $   19,669  $     (228) $     (980)   $      520
                                          ==========   ==========  ==========  ==========  ==========  ==========    ==========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                CTG RESOURCES, INC.
                        CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS (CONCLUDED)
                                               AT DECEMBER 31, 1997
                                                    (UNAUDITED)
                                                     EXHIBIT A

                                                   CTG                 ADJUSTMENTS/             CONSOLIDATED
                                             RESOURCES, INC.           ELIMINATIONS            CTG RESOURCES,
     ACCOUNT DESCRIPTION                      (HOLDING CO.)       DEBIT           CREDIT            INC.

     Retained Earnings at 12/31/96                $        -      $   43,226      $        -       $   51,734
     Net Income/(Loss)                                 5,746           7,736               -           18,421
     Dividends Paid                                  (14,287)              -         (17,704)         (14,287)
     Holding Company Reorganization                   64,601          40,312               -                -
                                                  ----------      ----------      ----------       ----------
     Retained Earnings at 12/31/97                $   56,060      $   91,274      $  (17,704)      $   55,868
                                                  ==========      ==========      ==========       ==========

     Note: Individual columns may not add to Consolidated amounts due to rounding.